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EXHIBIT 21.1 SUBSIDIARIES OF THE COMPANY AS OF MARCH 22, 1999

The Company has incorporated two qualified REIT subsidiaries:

1. CCHI General, Inc., a Delaware corporation (the "General Partner")
2. Clarcomm Limited, Inc. -- a Delaware corporation (the "Initial Limited Partner")

The Initial Limited Partner and the General Partner have organized a limited partnership:

1. Clarcomm Holdings, L.P., a Delaware limited partnership



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